UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company)

MAGAL SECURITY SYSTEMS LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Doron Kerbel
Vice President and General Counsel
Magal Security Systems Ltd.
17 Altalef Street
Yehud, Israel
+972-3-5391-444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Magal Security Systems Ltd., an Israeli company ("Magal" or the “Company”). The Company's principal executive offices are located at 17 Altalef St., Yehud 5621617, Israel; telephone: +972-3-5391-444.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's ordinary shares, par value NIS 1.00 per share ("Ordinary Shares" or "Shares"). As of May 31, 2020, there were 23,153,985 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.magalsecurity.com. The information on the Company’s website should not be considered part of this Statement.

This Statement relates to the offer by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel, both limited partnerships which are part of a group of private equity funds known as the FIMI Funds (the “Purchasers”), to purchase from the Company’s shareholders ( the "Shareholders") up to 8,669,029 Ordinary Shares (the “Targeted Number of Shares”), which represent approximately 37.4% of the outstanding Ordinary Shares, and at least 1,200,000 Ordinary Shares which represents approximately 5.2% of the outstanding Ordinary Shares,  at a price of $2.95 per Share, net to the seller in cash (subject to withholding taxes, as applicable), and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchasers' offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by the Purchasers with the Securities and Exchange Commission (“SEC”) on May 22, 2020. The Purchasers' offer to purchase (the “Offer to Purchase”) is filed as Exhibit (a)(1)(A).

The Schedule TO states that the Purchasers' principal executive offices are located at Alon Towers 2, 94 Yigal Alon Street, Tel Aviv 6789141 Israel; telephone: +972-3-565-2244.

According to the Offer to Purchase, as of May 21, 2020, the Purchasers beneficially owned 9,854,159 Ordinary Shares, representing approximately 42.6% of the Company's outstanding Ordinary Shares and the same percentage of the total voting power represented by all of the Company's outstanding voting securities. Following the successful consummation of the Offer, (i) if the Purchasers purchase the maximum number of Shares, then the Purchasers  will beneficially own 18,523,188 outstanding Ordinary Shares, representing approximately 80.0% of the issued and outstanding of the Company’s Shares, and (ii) if the Purchasers purchase the minimum number of shares, then the Purchasers will beneficially own 11,054,159 of the Company’s outstanding Ordinary Shares, representing  approximately 47.8% of the Company’s outstanding Ordinary Shares.

If the number of Shares that are validly tendered, and not withdrawn, in the Offer exceeds the Targeted Number of Shares, the Purchasers will purchase the Targeted Number of Shares on a pro rata basis from all tendering shareholders.  The proration factor, if any, will be calculated by dividing (x) 8,669,029 Company’s Shares, the number of Shares that the Purchasers are offering to purchase, by (y) the aggregate number of Company’s Shares validly tendered pursuant to the offer and not properly withdrawn.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchasers and its executive officers, directors or affiliates.

Gillon Beck, a senior partner in the FIMI Funds, serves as a director and an Executive Chairman of the Magal Board of Directors. Gillon Beck is also a member of the board of directors of FIMI Five 2012 Ltd.

Ron Ben-Haim, a partner in the FIMI Funds, is also a member of Magal’s Board of Directors. Messrs. Beck and Ben-Haim do not control the FIMI Funds.

Messrs. Beck and Ben-Haim receive compensation for their services as members of the Company's Board of Directors equivalent to the amounts paid to other non-employee members of the Company's Board of Directors. We pay our directors an annual fee of NIS 90,000 (approximately $26,000) and a fee of NIS 4,000 (approximately $1,150) for each board or committee meeting that they attend.  Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year. In addition to the directors' fees paid to all of our directors as described above, Mr. Beck as Executive Chairman of the Company’s Board of Directors is also entitled to a monthly payment of NIS 15,000 (approximately $4,350 and an annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.  The compensation payable to Mr. Beck was approved by the shareholders of the Company on August 14, 2019.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (a) Solicitation or Recommendation

Based upon a determination of the Board of Directors, the Board of Directors of the Company is expressing no opinion and is remaining neutral with respect to the Offer.  The Company urges each Shareholder to make his, her or its own decision as to whether to tender its Shares and, if so, how many Shares to tender. Messrs. Beck and Ben-Haim, directors of the Company, have conflicts of interest (as described in Item 3 above) and did not participate in the consideration of the Offer by our Board of Directors. Each Shareholder should carefully read the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer, and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the recent market prices of the Ordinary Shares, the Shareholder’s own investment objectives, the Shareholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the Shareholder deems relevant to its investment decision.

The Board of Directors suggests that Shareholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

•
Individual factors: the Shareholder’s own investment objectives including, but not limited, to such Shareholder’s risk profile, size and nature of investment in the Company, investment time horizon and tax ramifications.  A discussion of general tax ramifications of tendering Shares in the Offer is set forth in Section 5 of the Offer to Purchase. This tax information has not been reviewed by the Company and is noted herein for reference purposes only;

•
Historical market prices of the Ordinary Shares: The closing price of the Shares on the Nasdaq Global Select Market on May 29, 2020 was $2.95 per share, which is the same as the Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

•
Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in its most recent earnings press release dated May 14, 2020 which reflects that as of March 31, 2020 the Company has $54.4 million, or $2.35 per share, of cash and cash equivalents and short-term deposits and restricted cash and deposits, its annual report on Form 20-F and other reports of the Company filed with the SEC;

•
Identity of Purchaser: If the Offer is successfully consummated, the Purchasers will beneficially own between (i) approximately 80.0% of the Company’s outstanding Ordinary Shares - if the Purchasers  purchase the maximum number of Shares, and (ii) approximately 47.8% of the Company’s outstanding Ordinary Shares - if the Purchasers  purchase the minimum number of Shares. The Purchasers, will therefore strengthen their position to exert significant influence on the Company. See Section 9 of the Offer to Purchase for information about the Purchaser; and

•
Likelihood of pro-rationing.  If more than the Targeted Number of Shares are validly tendered in the Offer and not properly withdrawn, the Offer will be subject to pro-rationing and the Purchasers will purchase the Targeted Number of Shares on a pro rata basis from all tendering shareholders.

In addition, Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

In determining not to express an opinion and to remain neutral with respect to the Offer, the Board of Directors considered a number of factors relating specifically to the Offer, including the following:

•
The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a Shareholder’s decision on whether or not to tender Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual Shareholder’s particular circumstances;

•
The Board has not recently engaged a financial advisor to conduct a financial analysis or appraisal of the fair market value of the Shares and therefore is not in a position to evaluate the adequacy of the Offer Price from a financial point of view; and

•
Furthermore, the Board is of the opinion that in light of the recent uncertainties associated with the COVID-19 pandemic and volatility of the capital markets, it is not feasible to obtain a definitive valuation of the Company necessary to form a basis for a recommendation within the applicable regulatory timeframe.

(c) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, no other executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the Company. Accordingly, in order for the Purchasers to purchase outstanding Ordinary Shares above the 45% threshold, the Purchasers are required to conduct a special tender offer meeting the requirements of Israeli law. Moreover, according to Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may affect another tender offer with respect to shares of the subject company or a merger with the subject company, unless they undertook to effect such transaction as part of the initial special tender offer.

Rights of Shareholders in the Offer

As set forth in the Offer to Purchase, a Shareholder will have no appraisal rights with respect to the Offer, and Shareholders may respond to the Offer by accepting the Offer or notifying the Purchasers of their objection to the Offer. Alternatively, they may simply do nothing and not tender their Shares or object to the Offer. Under the Companies Law, it is a condition to the Offer that the aggregate number of Shares tendered in the Offer is greater than the number of Shares represented in notices of objection. In making this calculation, the Purchasers are required to exclude Shares held by it. In addition, as set forth in the Offer to Purchase, Shareholders who submitted notices of objection with respect to the Offer will be entitled to tender their Ordinary Shares pursuant to the Offer during an additional four calendar-day period commencing at the completion of the “Initial Offer Period”. During this four calendar-day period, Shareholders who have tendered their Ordinary Shares pursuant to the Offer will have no withdrawal rights.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated May 22, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).
(a)(1)(C)	Notice of Objection (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2020

MAGAL SECURITY SYSTEMS LTD. By: /s/ Dror Sharon Dror Sharon Chief Executive Officer